

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via Email
Juan Pedro Santa Maria
General Counsel
    c/o Robert Moreno Heimlich
Banco Santander-Chile
Bandera 140, 19th Floor
Santiago, Chile

> **Re:** **Banco Santander-Chile**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Form 6-K filed August 22, 2012**
> **File No. 001-14554**

Dear Mr. Santa Maria:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 3. Key Information, page 6

D. Risk Factors, page 10

"The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio." page 12

1. We note the following statement on page 12: "Additionally, there are certain provisions under Chilean law that may affect our ability to foreclose or liquidate residential mortgages…. If any party occupying the real estate files a petition with the court requesting that such real estate be declared as family property, our ability to foreclose

may be very limited." In the future, please define "family property" and explain how the classification of property as such will limit your ability to foreclose or liquidate residential mortgages.

"The effectiveness of our credit risk management is affected by the quality and scope of information available in Chile." page 13

2.   Please tell us and revise your future filings to disclose the percentage of your loan portfolio that is to debtors who owed less than US$4,800. Also, describe in greater detail the information in these databases that are now limited under the Ley de DICOM and how you plan to address this risk in your credit risk and loan loss allowance process.

"Current economic conditions may make it more difficult for us to continue funding our business on favorable terms." page 18

3.   We note your statements on page 18 and throughout the filing that economic instability in Europe, most notably in Spain where your parent is located, could affect your ability to obtain funding. Please clarify the extent to which macroeconomic conditions in Spain have increased your funding costs or otherwise negatively impacted your ability to fund your business. For example, please explain whether the recent downgrades of Spain's sovereign debt and that of Banco Santander S.A. have adversely impacted your funding opportunities.

"We cannot assure you of the accuracy of comparability of facts, forecasts and statistics contained in this report with respect to Chile, its economy and global banking industries." page 23

4.   While it is permissible to caution investors about forward looking statements, it is not appropriate to directly or indirectly disclaim liability for statements about current conditions that you include in your filing. Please confirm that in the future you will not include statements that you do not guarantee the quality or reliability of statements, or that you have not independently verified such statements.

Item 4. Information on the Company, page 24

A. History and Development of the Company, page 24

Relationship with Banco Santander Spain, page 25

5.   We note that Banco Santander Spain is your controlling shareholder and that you have the benefit of borrowing from them and their product offerings in other countries. We also note that while the level of investment securities and loans to foreign entities does not appear to be significant, we could not locate disclosure clarifying how much of your derivative exposures relate to foreign entities. Please revise your future filings to provide the disclosures described in CF Disclosure Guidance Topic No. 4 issued on January 6,

2012 and addresses disclosures regarding the counterparty exposure you may have to certain European countries.

Item 5. Operating and Financial Review and Prospects, page 42

B. Other Critical Accounting Policies, page 44

Allowance for loan losses, page 44

6.   We note your statement that all differences with the SBIF allowance models have been reversed and your consolidated financial statements are prepared under IFRS as issued by the IASB. We also note your disclosure on page 100 that the "models and methods used to classify (y)our loan portfolio and establish credit loss allowances must follow the following guiding principles, which have been established by the SBIF and approved by our Board of Directors." You also disclose required minimum loan loss ranges on page 102. Please revise your future filings to disclose the following:

- Clarify whether the allowance for loan losses policy described here is in accordance with SBIF or IFRS.

- Disclose how you concluded that use of minimum provisions provided by your regulators complies with the guidance of AG89 of IAS 39.

- Your disclosure on page 102 indicates that you estimate a range of loan losses. If so, revise to disclose what this range is and how you concluded that your level of allowance was the most appropriate and the best estimate within that range. Refer to Release No. 33-8350 and paragraph AG86 of IAS 39.

Results of Operations for the Years Ended December 31, 2011, 2010 and 2009, page 49

Provision expense, net, page 51

7.   We note your discussion of changes to your provisioning model during both 2010 and 2011 including improvements to the credit-scoring model, use of a statistical model now, and determination of risk profiles for group allowance. We also note the disclosure on page 44 that group ratings based only on non-performance are being phased out and replaced by statistical scoring systems. Please address the following:

- Describe in detail the changes to your credit-scoring models for consumer loans that caused the increase in minimum provision required for clients in most risk profiles.

- Tell us and revise to disclose whether these changes were made to your allowance methodology under IFRS or SBIF or both. If these changes were made under IFRS please explain how you verify that the minimum provisions required or assigned by risk profile are representative of the best estimate within the range taking into account all relevant information in accordance with paragraph AG86 of IAS 39. In this regard, confirm that you do not recognize impairment in excess of losses determined on the basis of objective evidence about impairment on the identified individual financial assets. Refer to IASB Staff Implementation Guidance on IAS 39 Section E: Measurement paragraphs E.4.5 and E.4.6.

Provision for loan losses, page 64

8.   We note from footnote one to this table that gross provision expenses is net of the reversal of allowances on loans charged off during the period. Please explain in greater detail how you calculate this amount and reconcile this amount to the disclosures on pages 112 and F-60.

E. Liquidity and Capital Resources, page 70

Sources of Liquidity, page 70

9.   We note that your table of contractual obligations and commercial commitments appears to exclude the related interest expense on your interest-bearing deposits and issued debt instruments, which appears to be significant based on your disclosure of interest expense on page F-105 and total interest paid of Ch$813.1 billion in your Consolidated Statement of Cash Flow. Please revise this table in your future filings to address the following:

- Include estimated interest payments on all applicable line items and disclose any assumptions you made to derive these amounts.

- To the extent that you can reasonably estimate the amount and/or timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your debt, ensure these amounts are included in the table and disclose the fact that they are considered in the obligations. To the extent that you are unable to include these derivatives in your disclosure, clearly state that fact and provide quantification of the amount of your debt covered by these derivatives that have been excluded from the table.

- Finally, to the extent that you have excluded certain types of interest payments from the table, such as for structured notes where payment obligations are based on the performance of certain benchmarks or variable rate debt, provide quantification of the amount of obligations that have these types of interest rates and thus have been excluded from the table.

Risk-Weighted Assets and Regulatory Capital, page 71

10.   We note you disclose an estimate of the regulatory capital to risk-weighted assets ratio on pages 15 and 72 under the Basel II guidelines as of December 31, 2011. Please tell us

whether this metric is currently required to be disclosed by your home country bank regulator or securities regulator. If this metric is not currently required to be disclosed by IFRS, Commission Rules or banking regulatory requirements, it appears that it is a non-GAAP measure as defined by Item 10(e)(2) in Regulation S-K. Therefore, please expand your disclosure in your future filings to explain how it was calculated, and provide reconciliation to the most directly comparable IFRS or regulatory required measure (i.e. your capital ratio under current regulator guidance). Alternatively, tell us how you concluded that these disclosures are not required.

F. Selected Statistical Information, page 85

Loan Portfolio, page 94

Loans analyzed on a Group basis, page 102

11.   We note your disclosure here that you eliminated the distinction in the allowance levels for renegotiated loans to old and new clients in 2010. We also note your disclosure on page F-25 that your provisioning model segregates the consumer loan portfolio into four groups by old clients, new clients, renegotiated loans, and not renegotiated loans and that these four groups have remained unchanged since your 2009 Form 20-F disclosures. Therefore, it is unclear from your disclosure what changes were made. Please revise your future filings to specifically identify changes in the groups used in your provisioning model for consumer loans as of December 31, 2011 and 2010 in enough detail so that a reader may understand the changes made to your methodology between periods.

Classification of Loan Portfolio Based on the Borrower's Payment Performance, page 107

12.   We note your disclosure on page 108 that loans are written off against the loan loss reserve to the extent of any required allowances for such loans and that the remainder is written off against income. Your disclosure appears to indicate that you write off portions of loans directly to income. Please reconcile this statement with your charge-off policy on page F-26 that states you always record charge-offs with a charge to credit risk allowances. In your response address whether this is a difference between the allowance under Chilean GAAP and IFRS and if so, clarify this in your future filings. Please also revise your future filings to quantify such amounts and discuss how these write-offs are considered in your historical loss rates used for the purposes of determining your allowance for group evaluations.

Analysis of Impaired and Non-Performing Loans, page 110

13.   We note that you renegotiate loans that have one or more installment that is non-performing and the concessions you grant include reduction in interest payments or a forgiveness of principal. We also note your reference on page 51 to credit risk profiles in your allowance calculation which considers, among other things, whether a loan has been

renegotiated. Please revise your future filings to disclose the following regarding your renegotiated loans:

- Whether you have modified loans that are not renegotiated. If so, disclose the factors considered when determining that a borrower is experiencing financial difficulty such that a modification is considered a renegotiation.

- The total balance of renegotiated loans for the past three fiscal years segregated by loan type and type of concession.

- Clarify whether you charge-off the amount of principal forgiven as of the date the loan is renegotiated.

- We note your disclosure on page 108 that renegotiated loans with payments not overdue are not ordinarily classified as non-performing loans. Clarify whether you would consider these and other renegotiated loans as impaired. If not, explain why not considering that the overall amount and timing of cash flows have changed.

- Whether you consider a renegotiated loan to be renegotiated for the life of the loan for both disclosure purposes and in your risk profile determination for your allowance. If you remove a loan from renegotiated status after certain criteria are met, please tell us and disclose the criteria and the amount of loans removed from renegotiated status during the past three fiscal years.

Analysis of Loan Loss Allowances, page 112

14.   We note footnote one refers to the release of loan loss allowance for the amount of loans charged-off. We also note footnote three represents the amount of the loan loss allowances released during the year from the reduction in the level of risk existing in the loan portfolio and as a consequence of the full charge-off of loans for which partial allowances were previously established. Please clarify both of these footnotes considering there is a difference in the terms "release of allowances" and "charge-offs" as the latter tends to represent the removal of an uncollectible loan due to a loss event and would not be associated with the "release" of allowances.

Note 1 – Summary of Significant Accounting Policies, page F-10

h) Valuation of financial assets and liabilities and recognition of fair value changes, page F-16

i. Valuation of financial assets, page F-16

15.   We note your disclosure that you recalibrated your derivative valuation model during 2011 and improvements include a credit valuation adjustment to reflect counterparty credit risk. We were unable to locate the disclosure under paragraph 39 of IAS 8

regarding the dollar effect this change had on your derivative valuation during the period. Please tell us and revise your future filings to disclose the effect and whether this change impacted all derivative valuation models or only certain ones like the "present value method." Also, address if the only change was to include counterparty credit risk as an input and discuss how you accounted for credit risk in 2010 for your derivative valuations. If there were other changes please describe them in detail, including their effects here and in your future filings.

i) Recognizing income and expenses, page F-20

i. Interest income, interest expense and similar items, page F-20

16.   Your disclosure indicates that if you collect interest on loans past due by 90 days or more, the interest is recognized in income as a reversal of the related impairment losses. Please revise your future filings to provide the following:

- Clarify whether your decision to suspend interest on loans relates solely to loans that are collectively evaluated for impairment. In this regard, we note your disclosure on page 42 that IFRS does not allow the suspension of accrual of interest on financial assets for which an impairment loss has been determined.

- Disclose how you determine the amount of impairment losses to reverse and amount of interest income to recognize. Also, confirm that the loans for which you reverse an impairment loss are loans that have been fully charged-off and the reversal of the related impairment losses is the same as the line item "recovery of loans previously charged off" in Note 32 – Provision for Loan Losses.

- Disclose how you determine whether to resume accrual of interest on loans and how you account for suspended interest when that occurs.

l) Leasing, page F-22

i. Finance leases, page F-22

17.   We note your disclosure that when the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee's purchase option at the end of the lease term, is recognized as loans to third parties. Please revise your future filings to clarify why the guaranteed residual value would generally be equal to the exercise price of the lessee's purchase option at the end of the lease term. As part of your response, disclose whether the guaranteed residual value is the same as the end of lease purchase option under the contractual terms of the lease and clarify whether one or both of these amounts is predetermined or based on fair value at the end of the lease.

p) Allowances for loan losses, page F-24

Allowances for individual evaluations on commercial loans, page F-24

18.   Your disclosure on page 100 indicates that you use a probability of default model for
        your individually evaluated loans that includes consideration of the Probability of Non-
        Performing (PNP) and Severity (SEV), among other factors. Please revise your future
        filings to disclose how frequently you review and update the PNP and SEV in the model.
        In this regard, we note that the PNP related to various loan classifications, the estimated
        range of loss and provisions for loans classified as C1-C6 were the same at both
        December 31, 2011 and June 30, 2012. Discuss whether you rely on your loan
        classification procedures to ensure that the correct PNP and SEV assumptions are applied
        to each loan and discuss any procedures or back testing you perform to ensure that the
        PNP and SEV assumptions are appropriate at the reporting date.

Allowances for group evaluations, page F-25

19.   We note your disclosure that each consumer model is separated by risk profile that is
        determined based on a scorecard statistical model. We also note that the estimated
        incurred loss rates for consumer loans corresponds to charge-offs net of recoveries.
        Please clarify for us what you mean by the disclosure "the period in which the estimated
        incurred loss is maximized" and that you applied this period to each risk profile to obtain
        the net charge-off level associated with it. In your response, address whether the loss
        rates applied to each risk profile is based on the historical charge-off data for that specific
        risk profile within one of the four groups of consumer loans. Also, address whether
        statistical or other information other than net charge-offs is used to determine loss rates.
        We note your disclosure on page F-26 that consumer loans with real guarantees are not
        charged off until 36 months, so it is unclear how you ensure that historical charge-off
        data is reflective of current economic trends in the portfolio.

20.   We note that the estimated incurred loss rates for your group evaluation of commercial
        loans and mortgage loans are determined using historical averages and other statistical
        estimates depending on the segment and loan product. Please address the following in
        your future filings:

        •   Disclose the historical averages and statistical estimates you use in your loss rate
                calculation;

        •   Similar to consumer loans above, address whether historical charge-offs are
                considered for mortgage loans and if so, clarify how the model accounts for the
                fact that these loans are not charged off until 48 months past due and how you
                ensure that charge-off rates reflect the most current trends;

        •   Disclose whether you have pre-established loan groups and risk profiles like you
                do for consumer loans and under the SBIF model disclosed on pages 103 and 104.

If so, discuss in greater detail including the number of groups established for commercial loans and mortgage loans; and

- Clarify how the use of historical loss rates relates to the EIL model for commercial loans evaluated on a group basis as you do using the model based on SBIF approved parameters disclosed on page 104.

Charge-offs, page F-26

21.   You state that consumer loans with or without real guarantees are charged-off when past due six months. Please clarify in your future filings the difference between this type and the consumer loans with real guarantees also included in the table with a charge-off term of 36 months.

t) Non-current assets held for sale, page F-28

Assets received or awarded in lieu of payment, page F-28

22.   We note your disclosure that assets received or awarded in lieu of payment are recorded at the price agreed by the parties or at the amount at which you are awarded those assets at a judicial auction. Please tell us and revise your future filings to disclose the following:

- Whether these prices approximate market value and if so clarify how you determine their fair value for these purposes.

- Whether you require independent appraisals on collateral, during the price negotiation process or judicial hearing. If you do not obtain independent appraisals, disclose the methodology and assumptions used to value these assets upon recognition.

- You disclose that these assets are subsequently measured at the lower of initially recorded amount or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) less cost of sale. Revise your future filings to disclose how often you obtain updated appraisals and discuss any adjustments you make between appraisals to account for changes in fair values.

- Disclose how you account for any shortfalls between the loan balance and the fair value less costs to sell of the collateral received.

Note 4 – Business Segments, page F-37

23.   We note your disclosure of comparative tables on page F-39. Please revise your future filings to more clearly state the nature of your organizational changes and discuss how

these changes drove the differences in amounts reported under the new and old methodologies. In this regard, we note you changed your internal transfer rates, which would appear to impact net interest income, but it is not clear what caused the amounts reported for loans and the provision for loan losses to increase for some segments and decrease for others. For example, in certain segments it appears that loans did not increase significantly but the amount of provision for loan losses did increase significantly. Refer to paragraph 22 of IFRS 8.

24.   We note you only present loans and accounts receivable from customers, net by reportable segment in this footnote and do not present total assets, liabilities, or shareholders' equity. We also note you disclose on page F-38 that you allocate capital by unit. Please confirm that the loans and accounts receivable from customers, net for each reportable segment is the *only* measure from the Statement of Financial Position that is regularly provided to the chief operating decision maker (CODM). Alternatively, revise your future filings to disclose the other measures that are regularly provided to the CODM, including any other allocated assets or liabilities or capital.

Note 10 – Loans and Accounts Receivable from Customers, page F-56

g) Loans and accounts receivable from customers: Standard loans…overdue loans, page F-61

25.   We note your aging analysis of overdue loans including Ch$17.0 trillion of current loans as of December 31, 2011. Please revise your future filings to provide the following disclosures:

- Clarify what the term "standard" is meant to represent. In this regard, we note that the amounts presented relate to both individually impaired and collectively impaired loans.

- Provide this disclosure for loans that are past due but not impaired separately for each loan class. Refer to paragraphs 6 and 37(a) of IFRS 7.

- Revise your disclosure on page F-132 to separately present amounts related to past due but not impaired loans from non-impaired financial assets and clarify whether the amounts reported reflect the fair value upon origination or at the reporting date.

Note 39 – Fair Value of Financial Assets and Liabilities, page F-124

26.   We note your valuation disclosure for loans and accounts receivable from customers and interbank loans on page F-125. Please revise your future filings to clarify the last statement you make that "in addition, fair value of loan portfolio is for loan losses." In your response, address how you consider the uncertainty of future defaults in your valuation. Also, describe in greater detail the adjustments you make to market values for similar mortgage, credit card, and other consumer loans to account for the differences in

loan characteristics and tell us the total adjustment as of December 31, 2011. Refer to paragraph 27 of IFRS 7.

27.   We note Ch$355.4 billion, or 21% of your available-for-sale securities, are measured at Level 2 and 3. We also note your disclosure on page F-124 that the fair value of these securities takes into account variables and additional inputs like an estimate of prepayment rates and the issuers' credit risk. Please tell us and revise your future filings to clarify the valuation method or technique you use to value your Level 2 available-for-sale securities and for each technique the related assumptions you apply in determining the fair value. For example, disclose the specific valuation model that you use prepayment rates and issuers' credit risk as inputs and state the type of security this model is used for. Refer to paragraph 27 of IFRS 7.

Note 40 – Risk Management, page F-128

28.   We note your disclosure regarding various committees to whom the board of directors has delegated the responsibility of overseeing various risk management functions on its behalf. Please expand your disclosure to explain how risk related information is communicated to senior level executives and the board. In expanding your disclosure please address the following.

- In several instances you state that information is monitored, analyzed, or reviewed. Please clarify who the results are reported to and under what circumstances. For example, disclose if information is communicated on a quarterly basis or if it is reported only if guidelines are breached.

- Please explain how information is communicated to Santander Spain's Global Risk Department and what role it plays in oversight of company risks.

- Please explain how the ALCO and CEC communicate with the Bank's risk departments regarding credit risk issues.

- We note your statement at the bottom of page F-138 that operating risk is monitored by a program of periodic reviews whose results are internally submitted to the management of the business unit that was examined and to the CDA. Please explain how that information is then communicated up to the executive level and the board.

Liquidity Risk, page 132

Liquidity risk management, page F-133

29.   You disclose that your treasury department maintains a portfolio of liquid short-term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. Please revise your future filings to disclose

the following:

- The balance and types of securities included in this portfolio. If intra-period balances vary significantly, please also disclose the weighted average balance.

- Discuss whether these securities are unencumbered, and if not, discuss how you factor this into your overall assessment of your liquidity position. For example, on page F-48 we note that a portion of your available-for-sale and trading investment securities are sold under repurchase agreements.

Market Risk, page F-135

30.   We note your disclosure that you use a VaR methodology to measure and control the interest rate risk of the trading portfolio that includes fixed-income investments, variable-income investments and foreign currency investments. Please address the following:

- Tell us how all three VaR models used are aggregated to arrive at your total trading VaR. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined. In addition, please provide similar disclosure for your financial management portfolio analysis discussed on page F-137 and the consolidated results.

- Tell us and revise to disclose whether assumptions for the three VaR models and the consolidated trading VaR are the same including the two-year time window or at least 520 data points requirement.

- We also note that based on a 99% confidence level you would expect trading losses to exceed VaR approximately one out of every 100 trading days, or approximately 3 days per year, and you disclose on page F-136 that none of the three components have exceeded VaR limits in 2011 and 2010. Please tell us whether you perform any evaluation or analysis to determine whether your VaR models are appropriate (i.e. back testing, etc.) in light of the fact that it does not appear to be performing as statistically predicted.

- In your future filings, disclose any changes you made to your VaR methodology or assumptions during the periods presented.

Foreign Exchange Fluctuations, page F-138

31.   We note you use a sensitivity analysis with both internal and regulatory limits to manage the potential loss in net interest income from fluctuations of interest rates on U.S. dollar denominated assets and liabilities. We also note you use a VaR model to limit foreign currency trading risk. Please clarify whether the results of the VaR model and sensitivity analysis are included in the disclosures provided on pages F-136 and F-137 and if so,

how the limits disclosed here should be interpreted with the results presented in these disclosures. If the results are not disclosed, considering that US dollar and US dollar linked assets and liabilities constitute 13% and 25% of total assets and liabilities, respectively, revise your future filings to include the same level of detailed disclosures for these models as the ones provided on pages F-136 and 137 for the market risk of the trading portfolio and financial management portfolio.

Form 6-K filed August 22, 2012

Section 3: Analysis of Quarterly Income Statement, page 10

32.   We note the following statement at the bottom of page 11: "The negative effects of possible regulations regarding maximum rates may have a negative impact on margins, mainly in 2013. Finally, this year Congress is expected to approve modifications to Chile's tax code and the pricing mechanism for gasoline, which may result in temporary deflation." In your next Form 20-F, please expand your disclosure to briefly summarize the substance of the possible regulations and to quantify the impact on your operations, to the extent known.

Item 1. Second Quarter Earnings Report

Provision for Loan Losses, page 12

33.   We note your disclosure that you expect an increase in losses in the mass consumer market following the La Polar case. Please revise your future filings to summarize the La Polar case and discuss why it will impact your losses in the consumer portfolio. Also, confirm that the consumer provision model change in the third quarter will not impact your model under IFRS and that under IFRS you do not record an upfront provision on any loan at origination. Refer to paragraph 59 of IAS 39.

Item 2. June 2012 Financial Statements in English

34.   We note you provide your unaudited interim financial statements for the six-months ended June 30, 2012 in Spanish in a Form 6-K filed on August 2, 2012. As noted here you filed the English version of these financial statements 20 days later. In the future, please file the English version promptly after the Spanish version of the interim financial statements has been made public or distributed to your security holders in accordance with General Instructions B and D to the Form 6-K.

Notes to the Consolidated Interim Financial Statements, page 9

Note 1 – Summary of Significant Accounting Principles, page 9

j) Impairment, page 19

i. Financial assets, page 19

35.	We note your disclosure on page 20 that "In the case of financial assets that are variable-rate securities, the reversal is directly recorded in equity." Please revise your future filings to disclose the reasons why variable rate securities are treated differently than other securities for the purposes of reversing an impairment loss previously recorded.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Lindsay McCord at (202) 551-3417 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563, Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

			Sincerely,

			/s/ Suzanne Hayes
			Suzanne Hayes
			Assistant Director